SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                    FORM 11-K

  (Mark One)

  X         ANNUAL REPORT PURSUANT TO SECTION 15(d)  OF THE SECURITIES
            EXCHANGE ACT OF 1934

            For the fiscal year ended December 31, 1999

                                       OR

            TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

            For the transition period from ________________________________ to
            _________________________

  Commission file number 0-25422

            A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                              PAB Bankshares, Inc.
                        Employee Retirement Benefit Plan

            B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              PAB Bankshares, Inc.
                            3250 North Valdosta Road
                               Valdosta, GA  31602

                              REQUIRED INFORMATION

  The following financial statements and supplemental schedules for the PAB Bankshares, Inc. Employee Retirement Benefit Plan are being filed herewith:

  Description                                                           Page
  -----------                                                           ----

  Index to Financial Statements                                            3


  Audited Financial Statements:
  -----------------------------

  Independent Auditor's Report                                             4


  Statements of Net Assets Available for Benefits at
       December 31, 1999 and 1998                                          5

  Statement of Changes in Net Assets Available for Benefits for
       the Year Ended December 31, 1999                                    6

  Notes to Financial Statements                                         7-10


  Supplemental Schedules:
  -----------------------

  Schedule of Assets Held for Investment Purposes at
       End of Year December 31, 1999                                      11

  Schedule of Investments Representing Five Percent or More of
       the Plan's Total Assets At End of Year December 31, 1999           12

  Schedule of Investment Assets Both Acquired and Disposed
       of Within the Plan Year Ended December 31, 1999                    13

              PAB Bankshares, Inc. Employee Retirement Benefit Plan

       Report on Audits of Financial Statements and Supplemental Schedules
                          Index to Financial Statements
                          Year Ended December 31, 1999
                          ----------------------------

  Independent Auditor's Report                                             4

  Financial Statements
  --------------------

  Statements of Net Assets Available for Benefits                          5

  Statement of Changes in Net Assets Available for Benefits                6

  Notes to Financial Statements                                         7-10

  Supplementary Schedules
  -----------------------

  Schedule of Assets Held for Investment Purposes                         11

  Schedule of Investments Representing Five Percent or More
       of the Plan's Total Assets                                         12

  Schedule of Investment Assets Both Acquired and Disposed
       of Within the Plan Year                                            13

                          INDEPENDENT AUDITOR'S REPORT
                          ----------------------------


  R. Bradford Burnette, Trustee
  PAB Bankshares, Inc.
  Employee Retirement Benefit Plan
  Valdosta, Georgia

  We  have audited  the accompanying  statements of  net assets  available for benefits of PAB Bankshares, Inc. Employee Retirement Benefit Plan as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan s management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999, in conformity with generally accepted accounting principles.

  Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of investments held for investment purposes as of December 31, 1999, schedule of investments representing five percent or more of the plan's total assets as of December 31, 1999 and schedule of investment assets both acquired and disposed of within the plan year for the year ended December 31, 1999 are presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



  /s/ Stewart, Fowler & Stalvey, P.C.
  -----------------------------------

  Valdosta, Georgia
  August 8, 2000

                              PAB BANKSHARES, INC.

                        EMPLOYEE RETIREMENT BENEFIT PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                 -----------------------------------------------
                                                            DECEMBER 31,
                                                       ----------------------
                                                          1999        1998
                                                       ----------  ----------
  Assets:
    Investments:
     At fair value:
       Common stocks                                   $  189,897     136,112
       Participant notes receivable                       164,250     170,158
                                                       ----------  ----------
                                                          354,147     306,270
     At contract value:
       Investment contract with insurance company       5,846,506   4,377,748
                                                       ----------  ----------
       Total Investments                                6,200,653   4,684,018
                                                       ----------  ----------
    Receivables:
     Employer's contributions                             205,237     136,155
     Participants contributions                                 0       5,764
                                                       ----------  ----------
       Total Receivables                                  205,237     141,919
                                                       ----------  ----------
    Cash                                                       84         216
                                                       ----------  ----------
       Total Assets                                     6,405,974   4,826,153

  Liabilities                                                   0           0
                                                       ----------  ----------
  Net Assets Available For Benefits                    $6,405,974   4,826,153
                                                       ==========  ==========

                              PAB BANKSHARES, INC.
                        EMPLOYEE RETIREMENT BENEFIT PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          YEAR ENDED DECEMBER 31, 1999
                          ----------------------------


  Additions to net assets attributed to:
    Investment income:
     Interest                                                      $   13,636
     Dividends                                                          2,341
     Investment gains                                                 836,268
                                                                   ----------
                                                                      852,245
                                                                   ----------
    Contributions:
     Employer's                                                       413,549
     Participants                                                     335,075
                                                                   ----------
                                                                      748,624
                                                                   ----------

    Transfers from other benefit plans                                160,234
                                                                   ----------

       Total Additions                                              1,761,103
                                                                   ----------

  Deductions From Net Assets Attributed To:
    Benefits Paid To Participants                                     122,532
    Net appreciation (depreciation) in fair value of investments       58,750
                                                                   ----------
       Total Deductions                                               181,282
                                                                   ----------

       Net Increase                                                 1,579,821

  Net Assets Available For Benefits:
     Beginning of Year                                              4,826,153
                                                                   ----------
     End of Year                                                   $6,405,974
                                                                   ==========

                              PAB BANKSHARES, INC.
                        EMPLOYEE RETIREMENT BENEFIT PLAN
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

  Note 1 - Description of Plan
  ----------------------------
  The following description of PAB Bankshares, Inc. Employee Retirement Benefit Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

  General: The Plan is a defined contribution plan covering all full-time employees of PAB Bankshares, Inc., who have completed one year of service and are age twenty-one or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

  Contributions: Each year, participants may contribute up to 15 percent of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Company makes discretionary matching contributions as determined annually by the Board. Additional amounts may be contributed at the option of the Company's Board.

  Participant Accounts: Each participant's account is credited with the participants contribution and an allocation of (a) the Company's contribution, (b) Plan earnings and, (c) forfeitures of terminated participants nonvested accounts and charged with an allocation of administrative expense. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

  Vesting: Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after six years of credited service.

  Participant Notes Receivable: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their non-forfeitable accrued account balance. Loan terms are five years, except for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator. Principal and interest is paid ratably through monthly payroll deductions.

  Payment of Benefits: On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or the participant may choose from a variety of annuity options.

  Forfeited  Accounts:   At December  31, 1999,  forfeited nonvested  accounts
  totaled $37,891. These accounts may be used to reduce future employer contributions. Also, in 1999, active participants' accounts were credited with $15,386 from forfeited nonvested accounts.

  ----------------------------------------
  Investment Options: Upon enrollment in the Plan, a participant may direct employee contributions in the following investment options:

    Nationwide Life Insurance Company Investment Contract - Funds are invested in a guaranteed investment contract with an insurance company. Participants are allowed to direct the allocation of their deferral contributions among a selection of ten investment options within the contract.

    PAB Bankshares, Inc. Stock - Funds are invested in the common stock of PAB Bankshares, Inc.

  Participants may periodically change their investment selections.


  Note 2 - Summary of Significant Accounting Policies
  ---------------------------------------------------
  Basis of  Accounting:   The financial  statements of  the Plan  are prepared
  using the accrual method of accounting.

  Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

  Investment Valuation and Income Recognition: The Plan's investments are stated at fair value except for its investment contract with the insurance company which is valued at contract value. The Company stock is valued at its quoted market price. Participant notes receivable are valued at cost which approximates fair value.

  Payment of Benefits:  Benefits are recorded when paid.

  Plan Administration  Costs:   Significant costs  of plan  administration are
  absorbed by the Plan Sponsor.


  Note 3 - Investment Contract With Insurance Company
  ---------------------------------------------------
  In 1995, the Plan entered into an investment contract with Nationwide Life Insurance Company (Nationwide). Nationwide maintains the contributions in a pooled account. The account is credited with earnings on the underlying investments and charged for Plan withdrawals and administrative expenses charged by Nationwide. The contract is included in the financial statements at contract value, which approximates fair value, as reported to the Plan by Nationwide. Contract value represents contributions made under the contract, plus earnings (including appreciation in fair value of investments), less Plan withdrawals and administrative expenses. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contract at December 31, 1999 and 1998 was $5,846,506 and $4,377,748, respectively. The average yield was approximately 17% during 1999.

  Note 4 - Investments
  --------------------
  Except for its investment contract with an insurance company (Note 3), the Plan's investments are held in a trust fund. The following table presents investments. Investments that represent five percent or more of the Plan's net assets are separately identified.

                                                            DECEMBER 31,
                                                       ----------------------
                                                          1999        1998
                                                       ----------  ----------
  Investments At Fair Value as Determined
    By Quoted Market Price:
     PAB Common Stock, 14,264 and 7,308
       shares, respectively                            $  189,897     136,112

  Investments At Estimated Fair Value:
     Participant Notes Receivable                         164,250     170,158

  Investment At Contract Value:
     Investment Contract With Nationwide
       Life Insurance Company, #065-01001               5,846,506   4,377,748
                                                       ----------  ----------
       Total Investments                               $6,200,653   4,684,018
                                                       ==========  ==========

  During 1999, the Plan's investments (including investments bought, sold and held during the year) depreciated in value by $58,750 as follows:


                                                                   YEAR ENDED
                                                                  DECEMBER 31,
                                                                      1999
                                                                   ----------
  Investments At Fair Value As Determined
    By Quoted Market Price:
     Common Stocks                                                 $  (58,750)
                                                                   ==========

  Note 5 - Related Party and Party-In-Interest Transactions
  ---------------------------------------------------------
  There were no related party and party-in-interest transactions for the year ended December 31, 1999, other than the Plan's investments in shares of common stock of PAB Bankshares, Inc.


  Note 6 - Plan Termination
  -------------------------
  Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

  Note 7 - Tax Status
  -------------------
  The Plan obtained its latest determination letter on May 4, 1998, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

                              PAB BANKSHARES, INC.
                        EMPLOYEE RETIREMENT BENEFIT PLAN

         SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
                                DECEMBER 31, 1999
                                -----------------

  IDENTITY OF ISSUE, BORROWER, DESCRIPTION                           CURRENT
  LESSOR, OR SIMILAR PARTY     OF INVESTMENT               COST       VALUE
  ---------------------------- ------------------------ ---------- ----------
  Raymond James & Associates,  Money Market Account     $       84 $       84
    Inc.
  Nationwide Life Insurance    Pooled Separate Accounts  5,846,506  5,846,506
    Company
  PAB Bankshares, Inc.(*)      Common Stock                248,647    189,897
  Participant Loans            7.75% - 8.50%                     0    164,250


  (*) Denotes party-in-interest

                              PAB BANKSHARES, INC.
                        EMPLOYEE RETIREMENT BENEFIT PLAN

              SCHEDULE OF INVESTMENTS REPRESENTING FIVE PERCENT OR
                         MORE OF THE PLAN'S TOTAL ASSETS
                                DECEMBER 31, 1999
                                -----------------

  Pooled Separate Accounts                                         $5,846,506


                              PAB BANKSHARES, INC.
                        EMPLOYEE RETIREMENT BENEFIT PLAN

   SCHEDULE OF INVESTMENT ASSETS BOTH ACQUIRED AND DISPOSED OF WITHIN THE PLAN
                                      YEAR

                          YEAR ENDED DECEMBER 31, 1999
                          ----------------------------


   IDENTITY OF ISSUE,
    BORROWER, LESSOR      DESCRIPTION OF           COST OF         PROCEEDS OF
    OR SIMILAR PARTY        INVESTMENT          ACQUISITIONS      DISPOSITIONS
   ------------------   ------------------     ---------------    ------------



                             - NONE -


                                   SIGNATURES
                                   ----------

  The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                          PAB BANKSHARES, INC.
                                          EMPLOYEE RETIREMENT BENEFIT PLAN



  Date:  December 11, 2000                By:  /s/R. Bradford Burnette
                                               -----------------------
                                          R. Bradford Burnette, Trustee